ROYALTY AGREEMENT

THIS AGREEMENT is made effective the 22nd day of June, 2012, by Dorato Resources Inc., herein referred to as “Operator”, and Franco-Nevada Corporation, herein referred to as “Franco”. Operator, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, has granted, bargained, sold, remised, released, and forever assigned, and by these presents does grant, bargain, sell, remise, release and forever assign, unto the Franco that certain production royalty together with the rights and interests, subject to the obligations set forth below.

     1. Meaning of Terms.

          (a) “Beneficiated Precious Metals” means doré or concentrates produced from Precious Metals by Operator’s final mill or other final processing plant, but specifically excludes (i) raw or crushed ore containing Precious Metals or (ii) other preliminarily processed Precious Metals;

          (b) “Environmental Obligations” means the obligations and covenants of Operator, from and after the date this Agreement takes effect, not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which constitutes a nuisance or which results in a violation of or liability under any environmental Laws;

          (c) “Franco” includes all of Franco and all of Franco’s successors-in-interest, including inter alia assignees, partners, joint venture partners, lessees and, when applicable, mortgagees and Franco’s subsidiary, parent, sister or affiliated companies;

          (d) “Hedging Transactions” means any and all activities by which the Operator sells or disposes of Minerals by engaging in any commodity futures trading, option trading, metals trading, or sales or dispositions of Minerals for other than spot prices, or any combination thereof, and any other hedging transactions;

          (e) “Laws” means all applicable present or future federal, canton, provincial, and local laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines of the Province of Ontario, Canada or Peru relating to Operator's operations and activities on or with respect to the Property;

          (f) “Minerals” means all minerals of every nature and kind, including without limitation metals, precious metals, gems, industrial minerals, commercially valuable rock, aggregate, clays, and diatomaceous earth, hydrocarbons, oil, gas, and other materials which are mined, excavated, extracted, recovered in soluble solution or otherwise recovered or produced from the Concessions;

          (g) “Monthly Production” means (i) in the case of Precious Metals, the gross number of troy ounces of Precious Metals contained in the production from the Property which were delivered to the Payor during the preceding calendar month; and (ii) in the case of Other Minerals, the gross amount of the particular Other Mineral contained in the production from the Property which were delivered to the Payor during the preceding calendar month;

          (h) “Net Smelter Returns” has the meaning ascribed to that term in Sections 4.1 and 4.2;

          (i) “Operator” includes all of Operator’s successors-in-interest, including inter alia the operator of the Property, assignees, partners, joint venture partners, lessees and, when applicable, mortgagees and Operator’s subsidiary, parent, sister or affiliated companies;

          (j) “Other Minerals” means all Minerals other than Precious Metals and Beneficiated Precious Metals;

          (k) “Party” or “Parties” means one or more of the persons or entities who or which are a party to this Agreement;

          (l) “Payor” means the smelter, refiner, processor, purchaser or other recipient of such production, or an insurer as a result of casualty to such production to whom the Monthly Production is delivered;

          (m) “Precious Metals” means gold, silver and platinum group metals contained in the Minerals, and includes Beneficiated Precious Metals;

          (n) “Property” means all of the right, title and interest in and to the lands, leases and concessions and all other real property rights described in Exhibit A attached hereto and incorporated herein by this reference;

          (o) “Royalty” means the Royalty described in Section 4 of this Agreement, together will all other rights of the Franco as set forth elsewhere in this Agreement.

     2. Term. The term of this Agreement shall be perpetual, it being the intent of the Parties hereto that, to the extent allowed by law, the Royalty constitutes an interest in the land affecting the Property and all successions thereof whether created privately or through governmental action.

     3. Property Subject to Royalty. The Property subject to this Agreement includes without limitation, all of the mineral rights, mineral claims, mining leases, permits and concessions and other property interests owned or controlled by the Operator in Peru, on the effective date hereof, more particularly described in Exhibit A attached hereto and incorporated herein by this reference, including new or replacement claims, leases, permits, or concessions or other after acquired rights or interests covering all or part of the same land.

     4. Royalty. Operator shall pay to Franco a perpetual Royalty in the amount two percent (2%) of Net Smelter Returns from the sale or other disposition of Minerals produced from the Property, determined in accordance with the provisions set forth in this Section and, if applicable, Section 8.

          4.1. For Precious Metals. Net Smelter Returns, in the case of Precious Metals, shall be determined by multiplying (i) the Monthly Production by (ii) for gold, the average of the London Bullion Market, Afternoon Fix, spot prices for the calendar month of the Monthly Production; for all other Precious Metals, the average of the New York Commodities Exchange final daily spot prices for the calendar month of the Monthly Production, and subtracting from the product of (i) and (ii) only the following if actually incurred and paid by Operator:

(a)	charges imposed by the Payor for refining bullion from Beneficiated Precious Metals contained in such production;

(b)	penalty substance, assaying, and sampling charges imposed by the Payor for refining Beneficiated Precious Metals contained in such production;

(c)

the net amount of mining and severance taxes assessed directly on the production of Precious Metals, but excluding without limitation all such taxes paid directly by Franco and any and all taxes based upon either (i) the net or gross income of the Operator or (ii) the value of the Property, the privilege of doing business, and other similarly based taxes;

(d)	all reasonable transportation costs to a smelter, mint or refinery including, without restricting the generality of the foregoing, any and all costs of insurance in respect thereto; and

(e)	costs and expenses of marketing, if any.

In the event the refining of bullion from the Beneficiated Precious Metals contained in such production is carried out in custom toll facilities owned or controlled, in whole or in part, by Operator, which facilities were not constructed for the purpose of refining Precious Metals or Other Minerals, then charges, costs and penalties for such refining shall mean the amount Operator would have incurred if such refining were carried out at facilities not owned or controlled by Operator then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Operator with respect to such refining.

In the event Operator receives insurance proceeds for loss of production, Operator shall pay to Franco the Royalty percentage of the gross amount of any such insurance proceeds which are received by Operator for such loss of production.

          4.2. For Other Minerals. Net Smelter Returns, in the case of Other Minerals, shall be determined by multiplying (i) the Monthly Production by (ii) the average of the New York Commodities Exchange final daily spot prices for the preceding calendar month of the appropriate Other Mineral, and subtracting from the product of (i) and (ii) only the following if actually incurred:

(a)

charges imposed by the Payor for smelting, refining or processing Other Minerals contained in the Monthly Production, but excluding any and all charges and costs related to Operator’s mills or other final processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part; and

(b)

penalty substance, assaying, and sampling charges imposed by the Payor for smelting, refining, or processing Other Minerals contained in the Monthly Production, but excluding any and all charges and costs of or related to Operator’s mills or other final processing plants constructed for the purpose of milling or processing Other Minerals, in whole or in part;

(c)

the net amount of mining and severance taxes assessed directly on the production of Other Minerals, but excluding without limitation all such taxes paid directly by Franco and any and all taxes based upon (i) the net or gross income of the Operator and (ii) the value of the Property or the privilege of doing business, and other similarly based taxes;

(d)	all reasonable transportation costs to a smelter, mint or refinery including, without restricting the generality of the foregoing, any and all costs of insurance in respect thereto; and

(e)	costs and expenses of marketing, if any.

In the event smelting, refining, or processing of Other Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by Operator, which facilities were not constructed for the purpose of milling or processing Precious Metals or Other Minerals, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Operator would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by Operator then offering comparable services for comparable products on prevailing terms, but in no event greater than actual costs incurred by Operator with respect to such smelting and refining.

In the event Operator receives insurance proceeds for loss of production, Operator shall pay to Franco the Royalty percentage of any such insurance proceeds which are received by Operator for such loss of production.

          4.3. Unavailable Spot Prices. If the applicable spot prices in Section 4.1 and 4.2 are no longer available from the London Bullion Market or New York Commodities Exchange, as applicable, the Parties shall select a comparable commodity quotation for purposes of calculating the Net Smelter Returns. If such selection has not been completed prior to the end of the calendar month following the month in which the applicable spot prices are no longer available, the average spot price for the calendar month in which the spot price becomes no longer available shall be used on an interim basis pending such selection.

          4.4. Time and Manner; In-Kind or Cash Payment. At the time of making payment to or otherwise crediting the account of Operator for production from the Property pursuant to Sections 4.1 or 4.2 (but within the time provided in Section 4.5), the Payor shall contemporaneously pay the Royalty in accordance with written instructions given to the Payor by Franco as provided in Sections 4.4.1 and 4.4.2. Once the Payor has received instructions from Franco, such instructions shall remain in effect until the Payor has received different instructions from Franco. All contractual or other arrangements entered into by Operator with the Payor shall contain provisions implementing the terms and conditions of payment set forth in Sections 4.4 and 4.5 hereof and Operator shall procure the written undertaking of Payor contractually binding Payor to perform in accordance with Sections 4.4 and 4.5 in form and substance enforceable by Franco. Operator acknowledges its primary obligation to pay the Royalty and that no undertaking by the Payor shall relieve Operator of that obligation, and Operator agrees to indemnify, protect and defend Franco from and against any loss, cost (including attorney’s fees incurred) or liability arising from the performance or failure of performance by Payor hereunder or under any contractual or other arrangements entered into by Operator with the Payor pursuant to or for the purposes of complying with Sections 4.4 and 4.5 hereof. Franco may, from time to time in its discretion, change the bank or account number for payment under to Sections 4.4.1 and 4.4.2 by giving written notice thereof to Operator and the Payor; such notice shall be effective upon actual receipt by the Payor, or upon the fourth day after deposit of such notice in the mail, first class postage prepaid, addressed to the Payor, whichever occurs first. All costs charged by the Payor as a result of complying with the payment provisions of Sections 4.4 and 4.5 shall be paid by Franco, and Operator shall have no liability or responsibility therefor.

               4.4.1. Precious Metals. The Payor shall pay the Royalty for each shipment of Precious Metals either (a) in the form of gold bullion (.995+ fine gold) directly to Franco's account maintained with the Payor as directed by Franco, or (b) by delivery of a cheque or draft payable to Franco's account with a bank to be designated in writing by Franco. In the event Franco instructs the Payor to deliver the Royalty in the form of gold bullion, the Royalty payable on silver or platinum group metals shall be converted to the gold equivalent of such silver or platinum group metals by using the average monthly spot prices for Precious Metals described in Section 4.1.

               4.4.2. Other Minerals. The Payor shall pay the Royalty for each shipment of Other Minerals by delivery of a cheque or draft payable to Franco's account with a bank to be designated in writing by Franco.

          4.5. Payment Accounting; Interim Settlements; Late Charges. All credits or payments of the Royalty shall be accompanied by a detailed statement explaining the manner in which the payment was calculated together with any available settlement sheets from the Payor. In no event shall payment of the Royalty be made later than thirty (30) days after the delivery to the Payor, or use by Operator, of the Precious Metals, Beneficiated Precious Metals, or Other Minerals. Such payments and statements shall be deemed conclusively correct unless Franco objects to them in writing within eighteen (18) months after receipt thereof. On those occasions when all necessary information is not available to the Payor within the thirty (30) day period, the Payor shall make an interim settlement of the Royalty for such shipment or use within the thirty (30) day period; such interim settlement shall provide for payment of not less than ninety percent (90%) of the anticipated final settlement Royalty as determined by the assays and quantities of the Precious Metals or Other Minerals received by the Payor with respect to which such interim settlement is being made. Final settlement of the Royalty shall be promptly made upon receipt by the Payor of all information necessary or appropriate to make final settlement for such shipment. In the event payment of any Royalty is not made within the time set forth above, Franco may give the Operator notice in writing of such default, and unless within five (5) days of receipt of such notice Franco shall have received such Royalty payment, then Operator shall pay an additional sum equal to ten percent (10%) of the delinquent payment (“late charge”) plus interest on the delinquent payment and the late charge at the rate twelve percent (12%) per annum which shall accrue from the day the delinquent payment was due to the date of payment of the Royalty, late charge and accrued interest.

          4.6. Hedging Transactions: Futures, Options and Other Trading. All profits and losses resulting from Operator engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions (collectively “hedging transactions”) are specifically excluded from Royalty calculations pursuant to this Agreement. All hedging transactions by Operator and all profits or losses associated therewith, if any, shall be solely for Operator's account. The Royalty payable on Precious Metals or Other Minerals subject to hedging transactions shall be determined as follows:

               4.6.1. Affecting Precious Metals. The amount of Royalty to be paid on all Precious Metals subject to hedging transactions by Operator shall be determined in the same manner as provided in Section 4.1, with the understanding that the average monthly spot price shall be for the calendar month during which Precious Metals subject to hedging transactions are delivered to or credited to the account or benefit of Operator, whichever first occurs, by the Payor.

               4.6.2. Affecting Other Minerals. The amount of Royalty to be paid on all Other Minerals subject to hedging transactions by Operator shall be determined in the same manner as provided in Section 4.2, with the understanding that the average monthly spot price shall be for the calendar month during which Other Minerals subject to hedging transactions are delivered to or credited to the account or benefit of Operator, whichever first occurs, by the Payor.

          4.7. Commingling. Before any Precious Metals or Other Minerals produced from the Property are commingled with minerals from other properties, the Precious Metals or Other Minerals produced from the Property shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, commercial minerals and other appropriate content. Representative samples of the Precious Metals or Other Minerals shall be retained by Operator and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be made before commingling to determine metal, commercial minerals, and other appropriate content. Detailed records shall be kept by Operator showing measures, moisture, assays of metal, commercial minerals, and other appropriate content and penalty substances, and gross metal content of the Precious Metals or gross metal or mineral content of Other Minerals. From this information, Operator shall determine the amount of Royalty due and payable to Franco from Precious Metals or Other Minerals produced from the Property commingled with minerals from other properties. Following the expiration of the period for objection described above in Section 4.5, and absent timely objection, if any, made by Franco, Operator may dispose of the materials and data required to be kept and produced by this Section 4.7.

     5. Books; Records; Inspections; Confidentiality.

          5.1. Books. Operator shall keep true and accurate books and records of all of its operations and activities on the Property and under this Agreement. Such books and records shall be kept on the accrual basis in accordance with generally accepted accounting principles consistently applied. Not more frequently than annually and within the time provided in Section 4.5 of this Agreement, Franco may, at Franco's sole expense, give notice to Operator that Franco desires to perform an audit or other examination of all of Operator's books and records kept as required by this Agreement. All financial information shall conclusively be deemed correct for purposes of this Agreement unless Franco has given timely notice that it desires to audit or examine Operator's books and records in the manner and within the time provided in Section 4.5 of this Agreement. Franco shall promptly commence any such audits and shall diligently prosecute the same to conclusion.

          5.2. Reports. Not later than March 1 following the end of each calendar year, Operator shall provide Franco with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year. Such annual report shall include estimates of proposed expenditures upon, anticipated production from, and estimated remaining ore reserves on the Property for the succeeding calendar year. Additionally and within 30 days of the end of each calendar quarter, Operator shall provide Franco access to all data and information generated with respect to the Property during the calendar quarter just ended.

          5.3. Inspections. Franco, or its authorized agents or representatives, on not less than two (2) days notice to Operator, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, as well as inspecting and copying all records and data, including without limitation such records and data which are maintained electronically, pertaining to all activities and operations on or with respect to the Property, improvements thereto and operations thereon. Franco, or its authorized agents or representatives, shall enter the Property at Franco's own risk and expense and may not unreasonably hinder operations on or pertaining to the Property. Franco shall indemnify and hold Operator harmless from any damage, claim or demand by reason of injury to Franco or Operator or any of their respective employees, officers, directors, agents or representatives caused by Franco's exercise of its rights herein.

          5.4. Investor Tours; Use of Public Information. Upon reasonable notice to Operator and not more frequently than semi-annually, Franco shall have the right to conduct an investors tour on the Property and facilities associated therewith; provided that such tours shall not unreasonably interfere with Operator's activities and operations. Such investors tours shall be at the sole risk of Franco and its invitees, and Franco shall indemnify and hold Operator harmless from any liability, damage, claim or demand by reason of injury to Franco or Operator or any of their respective invitees, employees, officers, directors, agents, or representatives caused by Franco's exercise of its rights under this Section. Franco shall have the right to inspect and copy all data. Franco shall have the right to use for its own purposes, including without limitation, reproduction, publication in its annual report or other public filings, or presentations made public by Franco, such images, data and other information concerning the Property made available to the public by Operator.

          5.5. Confidentiality. Franco shall not, without the express written consent of Operator, which consent shall not be unreasonably withheld, disclose any data or information concerning the Operations conducted on the Property or obtained under the Agreement or this Agreement which is not already in the public domain; provided, however, Franco may disclose data or information obtained under this Agreement without the consent of Operator: (i) if required for compliance with applicable laws, rules, regulations or orders of a Governmental Authority or stock exchange having jurisdiction over Franco or its parent or affiliated corporations; (ii) to any of Franco's consultants; (iii) to any third party to whom Franco, in good faith, anticipates selling or assigning Franco's interest hereunder; or (iv) to a prospective lender to whom an interest in the Royalty payments to be made to Franco hereunder is proposed to be granted as security, provided that Operator shall first have been provided with a confidentiality agreement executed by such consultant, third party or lender, which agreement shall include the confidentiality provisions of this Section 5.6. Franco shall not issue any press releases pertaining to the Property except upon giving Operator three (3) days advance written notice of the contents thereof, and Franco shall make any reasonable changes to such proposed press releases requested by Operator. Franco shall not, without Operator's consent, issue any press release that implies or infers that Operator endorses or joins in Franco's statements or representations contained in any press release. Franco shall indemnify and hold Operator harmless from any damage, claim or demand by reason of injury to Franco, Operator or any third parties or any of their respective employees, officers, directors, agents or representatives caused, directly or indirectly, by disclosure of the confidential or proprietary information of Operator by any employees, directors, officers, agents, representatives, consultants, third parties or lenders that Franco discloses confidential or proprietary information of Operator to.

     6. Compliance with Laws; Reclamation, Environmental Obligations, and Indemnities.

          6.1. Compliance with Laws. Operator shall at all times comply with all applicable laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines relating to operations and activities on or with respect to the Property.

          6.2. Reclamation, Environmental Obligations, and Indemnities. Operator shall, from and after the date this Agreement takes effect, timely and fully perform all reclamation required by all governmental authorities pertaining or related to Operator's operations or activities on or with respect to the Property or required under this Agreement. Operator, from and after the date this Agreement takes effect, covenants and agrees not to undertake, cause, suffer, or permit any condition or activity at, on or in the vicinity of the Property which results in a violation of or liability under any applicable environmental laws, statutes, rules, regulations, permits, ordinances, certificates, licenses and other regulatory requirements, policies and guidelines (collectively “Environmental Obligations”). From and after the date this Agreement takes effect, and in the event Operator fails to comply with any Environmental Obligations, undertakes any activity giving rise to liability under any Environmental Obligations, or otherwise breaches any Environmental Obligations, Operator shall promptly remedy and correct such failure to comply, satisfy such liability, cure such breach and satisfy all obligations in connection therewith. Operator covenants and agrees to indemnify and hold Franco harmless from any and all liabilities, obligations, claims (including administrative claims and claims for injunctive relief), losses, costs, damages, expenses, attorney fees and causes of action asserted against Franco related to Operator's failure to comply with and satisfy Environmental Obligations or other obligations under this Agreement. The covenants and agreements of this Section 6.2 shall survive the termination of Operator's rights under this Agreement or to the Property.

     7. Stockpiling. The rights of Operator to stockpile, store or place Precious Metals or Other Minerals off of the Property pursuant to any of the provisions of this Agreement shall not be exercisable until Operator has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that Franco's rights to the Precious Metals and Other Minerals shall be preserved. Such agreement shall provide, inter alia, that (a) Franco's rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect with respect to Precious Metals and Other Minerals from the Property; (b) Franco's rights in and to the Precious and Other Minerals shall be the same as if the Precious Metals and Other Minerals were situate on the Property; (c) Franco's rights set forth in this Section 7 shall have precedence over the rights to the Precious Metals and Other Minerals of the property owner where the Precious Metals and Other Minerals are stockpiled, stored or placed, as well as the creditors of the said property owner; and (d) the agreement shall be irrevocable as long as the Precious Metals and Other Minerals from the Property, or any part thereof, remain on the property not part of the Property. The provisions of this Section 7 shall not be applicable to Precious Metals or Other Minerals which at any given point in time do not exceed a value of contained minerals in excess of Five Million Dollars ($5,000,000).

     8. Tailings and Residues. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Operator's operations and activities on the Property shall be the sole property of Operator, but shall remain subject to the Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Precious Metals or Other Minerals. Notwithstanding the foregoing, Operator shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same with Material from other properties. In the event Materials are processed or reprocessed, as the case may be, the Royalty payable thereon shall be determined on a pro rata basis as determined by using the best engineering and technical practices then available.

     9. Title Maintenance, Maintenance, and Taxes; Abandonment.

          9.1. Title Maintenance and Taxes. From the date this Agreement takes effect, Operator shall maintain title to the Property, including without limitation, paying when due all taxes on or with respect to the Property and doing all things and making all payments necessary or appropriate to maintain the right, title and interest of Operator and Franco, respectively, in the Property and under this Agreement.

          9.2. Abandonment. In the event Operator intends to abandon any of the lands comprising a portion or all of the Property (“Abandonment Property”), Operator shall first give notice of such intention to Franco at least 70 days in advance of the proposed date of abandonment. If not later than 10 days before the proposed date of abandonment Operator receives from Franco written notice that Franco desires Operator to convey the Abandonment Property to Franco, Operator shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed, without warranty, to Franco and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If Franco does not timely give such notice to Operator, Operator may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, if Operator reacquires any of the ground covered by the Abandonment Property at any time within five (5) years following abandonment, the production of Precious Metals and Other Minerals from such ground shall be subject to this Agreement.

     10. Insurance. Operator shall purchase or otherwise arrange at its own expense and shall keep in force at all times, directly or through the services of an independent contractor, insurance, including but not limited to, the following:

          10.1. Employees Insurance. Such insurance or the like covering all persons engaged in the performance of activities or operations as is required or appropriate under law or local governmental bodies or agencies.

          10.2. General Liability. Comprehensive general public liability insurance against claims for bodily injury or death or property damage arising out of or resulting from Operator's activities or operations on or with respect to the Property, in such amounts as will adequately protect Operator, Franco, the Royalty, and the Property from any and all claims, liabilities and damages which may arise with respect to this Agreement or the Property. Franco shall be named as a co-insured.

          10.3. Self Insurance. Franco may self insure the foregoing obligations, provided such self insurance is sufficient to meet the requirements of Sections 10.1 and 10.2 above and is in compliance with applicable laws, statutes, rules, and regulations.

     11. Dispute Resolution.

          11.1. Matters to be Arbitrated

     Any dispute, controversy or claim arising under or in connection with this Agreement or any document, instrument or agreement delivered pursuant hereto, the resolution of which is not provided for in this Agreement and which cannot be resolved or settled by the Parties, shall be settled by arbitration in accordance with this Article 11 upon written notice by a Party to the other.

          11.2. Procedure for Arbitration

(a)

Arbitration shall be conducted in accordance with the Ontario Arbitration Act, 1991, as amended, by three arbitrators. Each Party will appoint one arbitrator, and such arbitrators together shall appoint the third arbitrator. Each arbitrator shall be an individual with not less than 15 years of expertise in the precious metals mining industry as a senior executive, accountant or lawyer and no arbitrator shall have been a director, officer or employee of, or contractor or service provider to, or director, officer, beneficial owner or close relative of a beneficial owner of any contractor or service provider to, any Party for a period of five years preceding his or her appointment as an arbitrator. The place of arbitration will be Toronto, Ontario. The language of the arbitration will be English. The arbitration shall be the sole and exclusive forum for resolution of the dispute, controversy or claim. The award (including any award as to the costs of the arbitration) shall be final and binding and not subject to review or appeal for any reason whatsoever. Judgment thereon may be entered by any court of competent jurisdiction. Any arbitration and hearings relating thereto and all decisions, documents and submissions prepared or filed in connection therewith shall be in the English language.

(b)

All matters relating to any dispute, controversy or claim which is the subject matter of arbitration hereunder, including all submissions made to the arbitrators and the decision of the arbitrators, shall be treated as confidential by the Parties and the Parties shall, and shall cause any witnesses, counsel or professional advisers retained in connection with such an arbitration to, maintain all such matters in strict confidence.

(c)

The Prevailing Party in any arbitration proceedings (or litigation) shall, in addition to any other relief awarded by the arbitrators (or court) be entitled to a judgment against the non-prevailing Party for reasonable attorneys fees and cost incurred in such proceedings or litigation.

          11.3. Continuing Obligations. Pending settlement of any dispute, controversy or claim, the Parties shall abide by their obligations under this Agreement without prejudice to a final adjustment in accordance with an award rendered in an arbitration settling such dispute, controversy or claim.

     12. General Provisions.

          12.1. Additional Documents. The Parties shall from time to time execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the purposes of this Agreement.

          12.2. Assignment. Operator shall not sell, assign, lease, license, transfer, hypothecate, encumber, or otherwise dispose of, or agree to sell, assign, lease, license, transfer, hypothecate, encumber, or otherwise dispose of, the Property or portion thereof, without the prior written consent of Franco, such consent not to be unreasonably withheld; provided that, any permitted assignee or transferee shall have first entered into an agreement satisfactory to Franco under which such assignee or transferee shall assume Operator’s obligations to Franco under this Agreement. Franco may freely assign, convey or transfer the Royalty and/or all or any part of its rights, liabilities and obligations under this Agreement to any of its Affiliates and/or any third party.

          12.3. No Partnership. Nothing in this Agreement shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship between Parties.

          12.4. Governing Law. This Agreement is to be governed by and construed under the laws of the Province of Ontario, Canada.

          12.5. Time of Essence. Time is of essence in this Agreement.

          12.6. Notices. Unless otherwise provided in this Agreement, any notice or other correspondence required or permitted by this Agreement shall be deemed to have been properly given or delivered when made in writing and hand-delivered to the Party to whom directed, or when sent by registered mail, electronic facsimile transmission, with all necessary postage or charges fully prepaid, return receipt requested (or in the case of a facsimile or courier, confirmation of delivery), and addressed to the Party to whom directed at the following address:

OPERATOR:

Dorato Resources Inc.
Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3

Attention:	President and Chief Executive Officer
Telephone:	604-638-5817
Facsimile:	604-408-7499

FRANCO:

Franco-Nevada Corporation
Exchange Tower
130 King Street West
Suite 740, PO Box 467
Toronto, Ontario M5X 1E4

Attention:	Chief Legal Officer
Facsimile:	416-306-6330

Either Party may change its address for the purpose of notices or communications by furnishing notice thereof to the other Party in the manner provided in this Section.

          12.7. Binding Effect. All of the covenants, conditions, and terms of this Agreement shall (i) be of benefit to the Parties, (ii) to the maximum extent allowed by law, be an interest in the Property, and (iii) bind and inure to the benefit of the Parties, their successors and permitted assigns.

          12.8. Entire Agreement; Integration. This Agreement contains the entire agreement between Parties, and no oral agreement, promise, statement or representation which is not contained herein shall be binding on the Parties unless subsequently reduced to writing and signed by the Parties. The provisions of this Agreement shall supersede all previous oral or written agreements between the Parties hereto.

EXHIBIT A

MINERAL PROPERTY

CODIGOU	CONCESION	TITULAR	FECHA DENUNCIO	AREA_HA D_ESTADO
10023208	MARAVILLA 19	CARLOS ARMANDO BALLON BARRAZA	15/01/2008 0:00	1000 D.M. en trámite D.L. 708
10023308	MARAVILLA 20	CARLOS ARMANDO BALLON BARRAZA	15/01/2008 0:00	500 D.M. en trámite D.L. 708
10023408	MARAVILLA 21	CARLOS ARMANDO BALLON BARRAZA	15/01/2008 0:00	700 D.M. en trámite D.L. 708
10080907	MARAVILLA 1	CARLOS ARMANDO BALLON BARRAZA	12/01/2007 0:00	200 D.M. en trámite D.L. 708
10081007	MARAVILLA 2	CARLOS ARMANDO BALLON BARRAZA	12/01/2007 0:00	1000 D.M. en trámite D.L. 708
10081107	MARAVILLA 3	CARLOS ARMANDO BALLON BARRAZA	12/01/2007 0:00	1000 D.M. en trámite D.L. 708
10081207	MARAVILLA 4	CARLOS ARMANDO BALLON BARRAZA	12/01/2007 0:00	1000 D.M. en trámite D.L. 708
10081407	MARAVILLA 6	CARLOS ARMANDO BALLON BARRAZA	12/01/2007 0:00	1000 D.M. Titulado D.L. 708
10081507	MARAVILLA 7	CARLOS ARMANDO BALLON BARRAZA	12/01/2007 0:00	800 D.M. Titulado D.L. 708
10081607	MARAVILLA 8	CARLOS ARMANDO BALLON BARRAZA	12/01/2007 0:00	700 D.M. Titulado D.L. 708
10081707	MARAVILLA 9	CARLOS ARMANDO BALLON BARRAZA	12/01/2007 0:00	700 D.M. Titulado D.L. 708
10082007	MARAVILLA 10	CARLOS ARMANDO BALLON BARRAZA	12/01/2007 0:00	1000 D.M. Titulado D.L. 708
10088007	MARAVILLA 12	CARLOS ARMANDO BALLON BARRAZA	17/01/2007 0:00	932 D.M. en trámite D.L. 708
10088107	MARAVILLA 13	CARLOS ARMANDO BALLON BARRAZA	17/01/2007 0:00	1000 D.M. en trámite D.L. 708
10088207	MARAVILLA 14	CARLOS ARMANDO BALLON BARRAZA	17/01/2007 0:00	873 D.M. en trámite D.L. 708
10088307	MARAVILLA 15	CARLOS ARMANDO BALLON BARRAZA	17/01/2007 0:00	908 D.M. en trámite D.L. 708
10088407	MARAVILLA 16	CARLOS ARMANDO BALLON BARRAZA	17/01/2007 0:00	95 D.M. en trámite D.L. 708
10088507	MARAVILLA 17	CARLOS ARMANDO BALLON BARRAZA	17/01/2007 0:00	1000 D.M. en trámite D.L. 708
10173707	PAMINA	NATALIA RODRIGUEZ CHANG	08/03/2007 0:00	1000 D.M. Titulado D.L. 708
10257406	LAHAINA 1	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	803 D.M. en trámite D.L. 708
10257506	LAHAINA 2	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	900 D.M. en trámite D.L. 708
10257606	LAHAINA 3	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	900 D.M. en trámite D.L. 708
10257806	LAHAINA 5	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	800 D.M. en trámite D.L. 708
10257906	LAHAINA 6	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	976 D.M. en trámite D.L. 708
10258006	LAHAINA 7	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	1000 D.M. en trámite D.L. 708
10258106	LAHAINA 8	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	1000 D.M. en trámite D.L. 708
10258206	LAHAINA 9	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	1000 D.M. en trámite D.L. 708
10258306	LAHAINA 10	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	1000 D.M. en trámite D.L. 708
10258406	LAHAINA 11	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	900 D.M. en trámite D.L. 708
10258506	LAHAINA 12	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	800 D.M. en trámite D.L. 708
10258606	LAHAINA 13	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	883 D.M. Titulado D.L. 708
10258706	LAHAINA 14	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	1000 D.M. Titulado D.L. 708
10258806	LAHAINA 15	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	1000 D.M. Titulado D.L. 708
10258906	LAHAINA 16	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	1000 D.M. Titulado D.L. 708
10259006	LAHAINA 17	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	800 D.M. en trámite D.L. 708
10326408	DAVID B1	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10326508	DAVID B2	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10326608	DAVID B3	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10326708	DAVID B4	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10326808	DAVID B6	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	534 D.M. en trámite D.L. 708
10326908	DAVID B5	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10327008	DAVID B7	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10327108	DAVID B8	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10327208	DAVID B9	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10327308	DAVID B10	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10327408	DAVID B11	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10327508	DAVID B12	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10327608	DAVID B13	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10327708	DAVID B14	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10327808	DAVID B15	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	556 D.M. Titulado D.L. 708
10327908	DAVID B16	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	800 D.M. Titulado D.L. 708
10328008	DAVID B17	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10328108	DAVID B18	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10328208	DAVID B19	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10328308	DAVID B20	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	1000 D.M. Titulado D.L. 708
10328408	DAVID B21	CARLOS ARMANDO BALLON BARRAZA	02/06/2008 0:00	700 D.M. Titulado D.L. 708
10406207	MARAVILLA 18	CARLOS ARMANDO BALLON BARRAZA	01/08/2007 0:00	945 D.M. Titulado D.L. 708

CODIGOU	CONCESION	TITULAR	FECHA DENUNCIO	AREA_HA D_ESTADO
10454806	VICMARAMA 11	VICTOR MARIANO ALVARO MARTINEZ	27/10/2006 0:00	900 D.M. en trámite D.L. 708
10454906	VICMARAMA 10	VICTOR MARIANO ALVARO MARTINEZ	27/10/2006 0:00	1000 D.M. Titulado D.L. 708
10455106	VICMARAMA 13	VICTOR MARIANO ALVARO MARTINEZ	27/10/2006 0:00	809 D.M. en trámite D.L. 708
10455206	VICMARAMA 4	VICTOR MARIANO ALVARO MARTINEZ	27/10/2006 0:00	800 D.M. Titulado D.L. 708
10455406	VICMARAMA 3	VICTOR MARIANO ALVARO MARTINEZ	27/10/2006 0:00	1000 D.M. Titulado D.L. 708
10455506	VICMARAMA 6	VICTOR MARIANO ALVARO MARTINEZ	27/10/2006 0:00	1000 D.M. Titulado D.L. 708
10455606	VICMARAMA 16	VICTOR MARIANO ALVARO MARTINEZ	27/10/2006 0:00	967 D.M. en trámite D.L. 708
10455706	VICMARAMA 5	VICTOR MARIANO ALVARO MARTINEZ	27/10/2006 0:00	792 D.M. Titulado D.L. 708
10455806	VICMARAMA 9	VICTOR MARIANO ALVARO MARTINEZ	27/10/2006 0:00	1000 D.M. Titulado D.L. 708
10455906	VICMARAMA 2	VICTOR MARIANO ALVARO MARTINEZ	27/10/2006 0:00	815 D.M. Titulado D.L. 708
10456006	VICMARAMA 14	VICTOR MARIANO ALVARO MARTINEZ	27/10/2006 0:00	675 D.M. en trámite D.L. 708
10456106	VICMARAMA 8	VICTOR MARIANO ALVARO MARTINEZ	27/10/2006 0:00	1000 D.M. Titulado D.L. 708
10456206	VICMARAMA 15	VICTOR MARIANO ALVARO MARTINEZ	27/10/2006 0:00	1000 D.M. en trámite D.L. 708
10456306	VICMARAMA 1	VICTOR MARIANO ALVARO MARTINEZ	27/10/2006 0:00	400 D.M. Titulado D.L. 708
10459106	LAHAINA 18	CARLOS ARMANDO BALLON BARRAZA	27/10/2006 0:00	461 D.M. en trámite D.L. 708
10459206	LAHAINA 19	CARLOS ARMANDO BALLON BARRAZA	27/10/2006 0:00	922 D.M. Titulado D.L. 708
10459306	LAHAINA 20	CARLOS ARMANDO BALLON BARRAZA	27/10/2006 0:00	1000 D.M. Titulado D.L. 708
10459406	LAHAINA 21	CARLOS ARMANDO BALLON BARRAZA	27/10/2006 0:00	200 D.M. Titulado D.L. 708
10459506	LAHAINA 22	CARLOS ARMANDO BALLON BARRAZA	27/10/2006 0:00	957 D.M. Titulado D.L. 708
10459606	LAHAINA 23	CARLOS ARMANDO BALLON BARRAZA	27/10/2006 0:00	800 D.M. Titulado D.L. 708
10459706	LAHAINA 24	CARLOS ARMANDO BALLON BARRAZA	27/10/2006 0:00	948 D.M. Titulado D.L. 708
10459806	LAHAINA 25	CARLOS ARMANDO BALLON BARRAZA	27/10/2006 0:00	973 D.M. Titulado D.L. 708
10459906	LAHAINA 26	CARLOS ARMANDO BALLON BARRAZA	27/10/2006 0:00	1000 D.M. Titulado D.L. 708
10460006	LAHAINA 28	CARLOS ARMANDO BALLON BARRAZA	27/10/2006 0:00	951 D.M. Titulado D.L. 708
10460106	LAHAINA 27	CARLOS ARMANDO BALLON BARRAZA	27/10/2006 0:00	1000 D.M. Titulado D.L. 708
10460206	VICMARAMA 17	VICTOR MARIANO ALVARO MARTINEZ	27/10/2006 0:00	900 D.M. en trámite D.L. 708
10023508	MARAVILLA 22	CARLOS ARMANDO BALLON BARRAZA	15/01/2008 0:00	220 D.M. en Trámite D.L
10257706	LAHAINA 4	CARLOS ARMANDO BALLON BARRAZA	12/06/2006 0:00	689 D.M. en Trámite D.L
10656208	RIO AYAMBIS 1	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	1000 D.M. en trámite D.L. 708
10656308	RIO AYAMBIS 2	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	500 D.M. en trámite D.L. 708
10656408	RIO AYAMBIS 3	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	500 D.M. en trámite D.L. 708
10656508	RIO AYAMBIS 4	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	800 D.M. en trámite D.L. 708
10656608	RIO AYAMBIS 5	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	327 D.M. en trámite D.L. 708
10655108	ALTO CANGAZA 9	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	100 D.M. en trámite D.L. 708
10655208	ALTO CANGAZA 11	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	1000 D.M. en trámite D.L. 708
10655308	ALTO CANGAZA 12	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	900 D.M. en trámite D.L. 708
10655408	ALTO CANGAZA 10	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	900 D.M. en trámite D.L. 708
10655508	ALTO CANGAZA 13	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	600 D.M. en trámite D.L. 708
10655608	ALTO CANGAZA 14	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	400 D.M. en trámite D.L. 708
10655708	ALTO CANGAZA 15	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	400 D.M. en trámite D.L. 708
10655908	RIO NARAIME 1	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	400 D.M. en trámite D.L. 708
10656008	RIO CANGAZA 1	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	500 D.M. en trámite D.L. 708
10656108	RIO CANGAZA 2	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	900 D.M. en trámite D.L. 708
10006909	RIO AYAMBIS 6A	JORGE ARTURO BEDOYA TORRICO	19/11/2008 0:00	900 D.M. en trámite D.L. 708
10094212	GRAYSTONE 3	GRUPO MINERAL INCA S.A.C	15/02/2012 0:00	700 D.M. en trámite D.L. 708
10645407	EESM 9	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	11/12/2007 0:00	997 D.M. Titulado D.L. 708
10645507	EESM 10	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	11/12/2007 0:00	874 D.M. Titulado D.L. 708
10645607	EESM 11	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	11/12/2007 0:00	1000 D.M. Titulado D.L. 708
10645707	EESM 12	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	11/12/2007 0:00	1000 D.M. Titulado D.L. 708
10645807	EESM 13	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	11/12/2007 0:00	1000 D.M. Titulado D.L. 708
10645907	EESM 14	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	11/12/2007 0:00	926 D.M. en Trámite D.L. 708
10646007	EEMS 15	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	11/12/2007 0:00	1000 D.M. Titulado D.L. 708
10646107	EESM 16	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	11/12/2007 0:00	960 D.M. Titulado D.L. 708
10646207	EESM 17	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	11/12/2007 0:00	769 D.M. en Trámite D.L. 708
10646307	EESM 18	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	11/12/2007 0:00	823 D.M. en Trámite D.L. 708
10000508	EESM 21	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	02/01/2008 0:00	255 D.M. en Trámite D.L. 708
10330608	EESM 29	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	03/06/2008 0:00	1000 D.M. en Trámite D.L. 708

CODIGOU	CONCESION	TITULAR	FECHA DENUNCIO	AREA_HA D_ESTADO
10330708	EESM 30	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	03/06/2008 0:00	1000 D.M. en Trámite D.L. 708
10330808	EESM 31	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	03/06/2008 0:00	700 D.M. en Trámite D.L. 708
10364208	EESM 38	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	24/06/2008 0:00	600 D.M. en Trámite D.L. 708
10364308	EESM 37	ENRIQUE EDMUNDO SANCHEZ MCCLINTON	24/06/2008 0:00	1000 D.M. en Trámite D.L. 708
03001507X01	LA LUMINOSA	S.M.R.L. LA LUMINOSA DE CAJAMARCA	08/07/1970 0:00	391 CONC NO EMP D.L. 109

LEGEND
concession limits
798,500 mE
799,000 mE
799,500 mE
800,000 mE
800,500 mE
801,000 mE
9,226,000 mN
9,225,500 mN
9,225,000 mN
9,224,500 mN
9,224,000 mN
3400m
3500m
3700m
3800m
La Luminosa
WGS84 17s
N
0
250
500
metres

810,000 mE
815,000 mE
820,000 mE
825,000 mE
830,000 mE
835,000 mE
840,000 mE
845,000 mE
850,000 mE
855,000 mE
860,000 mE
865,000 mE
9,615,000 mN
9,610,000 mN
9,605,000 mN
9,600,000 mN
9,595,000 mN
9,590,000 mN
9,585,000 mN
9,580,000 mN
ECUADOR
PERU
CANGAZA BLOCK
RIO CANGAZA 2
RIO NARAIME 1
ALTO CANGAZA 9
ALTO CANGAZA 10
ALTO CANGAZA 11
ALTO CANGAZA 12
RIO CANGAZA 1
ALTO CANGAZA 14
ALTO CANGAZA 13
RIO AYAMBIS 6A
ALTO CANGAZA 15
RIO AYAMBIS 3
RIO AYAMBIS 4
RIO AYAMBIS 5
RIO AYAMBIS 1
RIO AYAMBIS 2
GRAYSTONE 3
Royalty Purchase Agreement June 2012
International border
0
5
10
kilometres

780,000 mE
785,000 mE
790,000 mE
795,000 mE
800,000 mE
805,000 mE
810,000 mE
9,610,000 mN
9,605,000 mN
9,595,000 mN
9,590,000 mN
9,585,000 mN
9,580,000 mN
9,575,000 mN
9,570,000 mN
9,565,000 mN
9,560,000 mN
9,555,000 mN
ECUADOR
PERU
ALTO CANGAZA 9
ALTO CANGAZA 14
CANGAZA BLOCK
LAHAINA 18
MARAVILLA 1
LAHAINA 19
LAHAINA 20
VICMARAMA 17
VICMARAMA 15
VICMARAMA 16
VICMARAMA 14
VICMARAMA 13
MARAVILLA 2
LAHAINA 17
LAHAINA 1
LAHAINA 2
LAHAINA 3
PONCE ATUNEZ BLOCK
MARAVILLA 16
MARAVILLA 15
MARAVILLA 14
MARAVILLA 17
MARAVILLA 12
MARAVILLA 13
MARAVILLA 3
MARAVILLA 4
0
5
10
kilometres
MARAVILLA 21
LAHAINA 5
MAIN BLOCK
VICMARAMA 11
Original Option 18 August 2008
Revised Option 11 March 2009
Royalty Purchase Agreement June 2012
International border

Original Option
18 August 2008
Minera Afrodita Option
(dropped April 2012)
Revised Option
11 March 2009
Royalty Purchase Agreement
June 2012
International border
770,000 mE
785,000 mE
790,000 mE
795,000 mE
9,565,000 mN
9,560,000 mN
9,555,000 mN
9,550,000 mN
9,545,000 mN
9,540,000 mN
9,535,000 mN
9,530,000 mN
9,525,000 mN
9,520,000 mN
9,515,000 mN
9,510,000 mN
9,505,000 mN
MARAVILLA 19
MARAVILLA 20
MARAVILLA 22
MARAVILLA 21
LAHAINA 4
LAHAINA 5
LAHAINA 6
VICMARAMA 11
COMAINA 3
COMAINA 1
COMAINA 2
LAHAINA 7
VICMARAMA 10
VICMARAMA 6
LAHAINA 8
LAHAINA 9
VICMARAMA 9
CAMPANA 1
HITO
APU
LAHAINA 10
CAMPANA 2
LAHAINA 11
LAHAINA 15
LAHAINA 12
MARAVILLA 7
MARAVILLA 8
LAHAINA 13
LAHAINA 14
VICMARAMA 2
LAHAINA 16
PAMINA
VICMARAMA 5
VICMARAMA 8
MAIN BLOCK
MARAVILLA 18
VICMARAMA 4
VICMARAMA 6
LAHAINA 21
VICMARAMA 3
VICMARAMA 1
LAHAINA 22
LAHAINA 23
LAHAINA 25
LAHAINA 26
LAHAINA 27
MARAVILLA 9
MARAVILLA 10
LAHAINA 28
LAHAINA 24
EESM 29
EESM 9
EESM 10
EESM 11
EESM 30
EESM 12
EEMS 15
EESM 37
EESM 13
EESM 31
EESM 14
EESM 16
EESM 17
EESM 36
ECUADOR
PERU
0
5
10
kilometres

Revised Option
11 March 2009
Royalty Purchase Agreement
June 2012
International border
735,000 mE
740,000 mE
745,000 mE
750,000 mE
755,000 mE
760,000 mE
775,000 mE
9,520,000 mN
9,515,000 mN
9,510,000 mN
9,505,000 mN
9,500,000 mN
9,495,000 mN
9,490,000 mN
9,485,000 mN
9,480,000 mN
9,475,000 mN
9,470,000 mN
9,465,000 mN
LAHAINA 28
LAHAINA 24
MARAVILLA 9
LAHAINA
LAHAINA 2
MARAVILLA 10
EESM 9
EESM 29
EESM 30
EESM 10
EESM 11
EESM 12
EESM 13
EESM 14
EESM 15
EESM 31
EESM 37
EESM 16
EESM 18
DAVID B1
DAVID B2
DAVID B3
DAVID B4
DAVID B5
DAVID B16
DAVID B6
DAVID B15
DAVID B7
DAVID B11
DAVID B8
DAVID B12
DAVID B18
DAVID B13
DAVID B10
DAVID B9
DAVID B14
DAVID B20
DAVID B19
DAVID B21
DAVID B17
ECUADOR
PERU
SOUTH
BLOCK
0
5
10
kilometres